Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

December 9, 2008

By Overnight Delivery and
Facsimile Transmittal

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:            Tracey L. McNeil, Attorney Advisor
Division of Corporation Finance

Re:        Massey Energy Company
Form 10-K
Filed February 29, 2008
File Number 001-07775

Dear Ms. McNeil:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated November 24, 2008 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.  In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent modifications to the current disclosures in the Company’s 2008 proxy statement incorporated by reference in the Company’s 2007 Annual Report on

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December 9 , 2008

Form 10-K filed on February 29, 2008 to comply with the Staff’s request regarding the Company’s future filings.

Customers and Coal Contracts, page 12

1.
We note that your largest customer, American Electric Power Company, Inc. and its affiliates, accounted for more than “11% of total fiscal year 2007 Produced coal revenue” and that, customarily, you enter into long-term supply contracts with your customers.  Please describe the terms of all your material contracts with American Electric Power Company, Inc. and its affiliates, if any, and file the contracts as exhibits.

Response:

           We acknowledge the Staff’s comment.  We have coal supply commitments with a wide range of electric utilities, steel manufacturers, industrial customers and energy traders and brokers.  By offering coal of both steam and metallurgical grades, we are able to serve a diverse customer base.  This market diversity allows us to adjust to changing market conditions and sustain high sales volumes.  The majority of our customers purchase coal for terms of one year or longer as is customary in the industry.  These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices.  However, we also supply coal on a spot basis for some customers.

The American Electric Power Company, Inc. agreements are contracts that we enter into in the ordinary course of business.  Pursuant to Item 601(b)(10) of Regulation S-K, we understand that we are obligated to file any such agreements only if our business is “substantially dependent” upon the agreements, such as in the case of continuing contracts to sell a major part of our goods or raw materials upon which our business depends to a material extent.  During 2007, we had 11 separate, active agreements with American Electric Power Company, Inc. with terms ranging from one month to several years which, in the aggregate, account for only approximately 11.4% of our total fiscal year 2007 Produced coal revenue.  In addition, the largest of the 11 agreements represented less than 5% of our total fiscal year 2007 Produced coal revenue.  As a result, we do not consider our business to be substantially dependent upon any of these agreements, individually or in the aggregate.

In addition, as described above, because of the nature of the coal industry, we enter into long-term contracts, but were any of these contracts to be terminated, we would likely either enter into a new contract with a different customer or sell such coal on a spot basis.

For the reasons stated above, we believe that these contracts with American Electric Power Company do not need to be filed under Regulation S-K, Item 601(b)(10),

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December 9 , 2008

because they were made in the ordinary course of business and our business is not substantially dependent on them, either individually or in the aggregate.

Definitive Proxy Statement filed on Schedule 14A

2.
Please disclose the target level of cumulative earnings before taxes established for the cash portion of the long-term compensation for the 2007-2008 period.  Also disclose the target level established for the 2005-2007 period for which cash awards have already been made.  To the extent you believe the disclosure of the targets would result in competitive harm, please provide us with a detailed analysis supporting your position.

Response:

Target Level of Cumulative Earnings before Taxes Established for the Cash Portion of the Long-Term Compensation for the 2007-2008 Period

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company does not believe it is appropriate to disclose the target levels of cumulative earnings before taxes established for the cash portion of the long-term compensation for the 2007-2008 period (the “Confidential Information”) in the Company’s 2008 proxy statement that was previously filed with the SEC because there is not an established target level for that two year period.

The long-term cash incentive component of our Long-Term Incentive Plan (“LTIP”) is intended to reward performance over a multi-year period.  As such, the performance period for that component for the LTIP granted in fiscal year 2006 is a three-year period, covering fiscal years 2007-2009.  The target levels of cumulative earnings before taxes on which the long-term cash incentive award components are based are determined by reference to percentages of our multi-year budget forecast for the 2007-2009 performance period.  The target levels are based on a three-year cumulative performance period instead of 3 one year performance periods in order to orient management’s focus on the long term, rather than short term, and to allow for short-term fluctuations in our industry.

The Company does not believe that disclosing the Confidential Information in the Company’s 2008 proxy statement is material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  In addition, the Company believes disclosure of the Confidential Information before the performance period is complete could easily be misunderstood or unduly relied upon by the public, and would cause competitive harm to the Company.  As previously disclosed on page 30 of the 2008 Proxy Statement, the target long-term cash incentive award component of the LTIP awards represents only 25% of the total value of the awards.  The remaining 75% of the LTIP awards are subject only to service-based vesting.

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Furthermore, the LTIP awards themselves are but one of several components to one’s target overall compensation (further reducing the materiality of this disclosure).

The Company does not believe that specifying the target level of cumulative earnings before interest and taxes established for future not-yet completed periods would provide information that is material or necessary to an understanding of the LTIP award program. The Company believes the current disclosures in its 2008 proxy statement with respect to the LTIP award program provides the public with sufficient information to understand how difficult it will be for an executive to achieve the targeted pay-out of the cash for the relevant performance periods. The Company believes that disclosing projections in the proxy statement would not aid the public in understanding the Company’s compensation policies and decisions regarding the named executive officers.

The Company does not provide long-term earnings projections to the public due to the fact that projections made over such a long period can easily be misunderstood and unduly relied upon. In the coal mining industry, earnings projections, such as EBT and EBITDA, are not customarily disclosed by companies. Coal demand is highly volatile and unpredictable. Costs are difficult to predict.  Projections of expected earnings growth are forward-looking in nature, subject to a number of assumptions that are based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond the Company’s control. Expectations regarding each rolling three-year period of performance change with the passing of each year of actual performance. Due to the fact that there is inherent in every three year projection a lot of uncertainty that is adjusted each year as additional information is known, the Company does not believe it is appropriate to provide earnings projections to the public.

The Company believes that the Confidential Information is confidential in nature and that its disclosure would result in substantial competitive harm to the Company.  Other information regarding the Company’s financial results and expectations that is routinely made public is also routinely made public by the Company’s public competitors, leaving each of the public companies with the same level of information about the other.  However, many of the Company’s competitors are privately-held and are not required to disclose such information, giving them a competitive advantage.  Releasing information that is not routinely provided by others further weakens the Company’s competitive position as against both its publicly-held and privately-held competitors.

The Company has not divulged, and does not plan to divulge, the Confidential Information to others, and it knows of no other party that would divulge the Confidential Information.  The Confidential Information would not normally be available to the public if not for the Company being required to disclose it pursuant to the proxy disclosure requirements.  Revealing the Confidential Information could damage and unduly

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disadvantage the Company by providing competitors valuable insight into the Company’s expectations regarding future earnings (one, two and three years out) from planned and anticipated production and operational results.  Competitors’ behavior could be influenced in any number of ways to gain a competitive advantage and conversely disadvantage the Company, e.g. by commencing plans to open or shut down mines in the Company’s markets, by providing insight into future availability of labor, and by providing insight into future availability of supplies and equipment.

Mining is an extremely competitive business and it requires operational planning and economic outlays.  Decisions and commitments must be made today to provide for mining one, two, three and more years out.  By providing Confidential Information to our competitors we potentially strengthen our competitors’ ability to make more fully informed decisions and commitments that are more likely to weaken our competitive position.  For example, this disclosure could lead competitors to purchase forward on supplies expected to rise in price or become unavailable because of future demand, to place orders for earth-moving equipment that requires lead-time and is in short supply, and to offer better labor packages to attract workers in an anticipated tight labor market.  We believe that the disclosure of the Confidential Information will not only advantage the Company’s competitors and disadvantage the Company but also will be detrimental to the interests of both our present and potential investors by reducing our competitive advantage.

Target Level Established for the 2005-2007 Period for Which Cash Awards Have Already Been Made

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company does not believe that disclosing the target levels established for the 2005-2007 period in the Company’s 2008 proxy statement is material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  In future proxy statement filings, to the extent material or necessary to such an understanding, the Company will disclose the target levels of performance that were set at the outset of the performance period once the three-year performance period is over.  If the Company were to have included this information in its 2008 proxy statement, the following additional disclosure would have been provided:

“The target level of cumulative earnings before taxes established for the cash portion of the long-term compensation for the 2005-2007 three-year performance period was $564 million.”

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan

Richard R. Grinnan

Vice President and Corporate Secretary

cc:   Mr. David M. Carter

Mr. David I. Meyers